SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13G
under the Securities Exchange Act of 1934
(Amendment No. 1)
______________________

CHARTER POWER SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class
of Securities)

161322 10 2
(CUSIP Number of Class
of Securities)
______________________

Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 161322 10 2

(1) Mezzanine Capital Corporation Limited
(2) (a)
    (b) [X]
(4) Cayman Islands
(5) None
(6) None
(7) None
(8) None
(9) 15,269
(11) 0.3%
(12) CO

Item 1(a).  Name of Issuer:

     Charter Power Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     3043 Walton Road
     Plymouth Meeting, Pennsylvania  19462

Item 2(a).  Name of Person Filing:

     Mezzanine Capital Corporation Limited

Item 2(b).  Address of Principal Business Office:

     Cayman International Trust Building
     P.O. Box 309
     Georgetown, Grand Cayman
     British West Indies

Item 2(c).  Citizenship:

     Cayman Islands

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $.01 per share.

Item 2(e).  CUSIP Number:

     161322 10 2

Item 3.  Inapplicable.

Item 4.  Ownership:

Item 4(a).  Amount of Beneficially Owned:

[Original Schedule 13G: 598,471 shares]

Item 4(a) of the Schedule 13G is hereby amended by deleting the text thereof in its entirety and replacing it with "15,269 shares."

Item 4(b).  Percent of Class:

[Original Schedule 13G: 11.3%]

Item 4(b) of the Schedule 13G is hereby amended by deleting the text thereof in its entirety and replacing it with "0.3%."

Item 4(c).  Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

[Original Schedule 13G: 598,471 shares]

Item 4(c)(i) of the Schedule 13G is hereby amended by deleting the text thereof in its entirety and replacing it with "15,269 shares."

(ii) shared power to vote or direct the vote:

     None.

(iii)  sole power to dispose or direct the disposition of:

[Original Schedule 13G: 598,471 shares]

Item 4(c)(iii) of the Schedule 13G is hereby amended by deleting the text thereof in its entirety and replacing it with "15,269 shares."

(iv) shared power to dispose or to direct the disposition of:

     None.

Item 5.  Ownership of Five Percent or Less of a Class:

     Inapplicable.

Item 6.  Ownership of More than 5% on Behalf of Another Person:

      Inapplicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

     Inapplicable.

Item 8.  Identification and Classification of Members of the
Group:

     Inapplicable.

Item 9.  Notice of Dissolution of Group:

      Inapplicable.

Item 10.  Certification:

      Inapplicable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 25, 1996

                      MEZZANINE CAPITAL CORPORATION LIMITED



                      By: CHARTERHOUSE GROUP INTERNATIONAL, INC.*



                          By: /s/ Jerome L. Katz
                              President and
                              Co-Chief Executive Officer

* Attorney-in-fact (power of attorney filed as Exhibit 1 to this Amendment No. 1 to Schedule 13G)